POWER OF ATTORNEY

Know all by these presents that, that the undersigned does hereby makes, constitutes and appoints each of David C. Hastings, David Kille and James List of Arbutus Biopharma Corporation (the "Company") as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (in the undersigned's individual capacity), to execute and deliver such forms that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's proposed transactions in securities of the Company under Rule 144 under the Securities Act of 1933 ("Rule 144") with respect to any security of the Company, including Forms 144.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 144 with regard to his or her proposed transactions in securities of the Company, unless earlier revoked in writing by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned acknowledges that neither David C. Hastings, David Kille nor James List is assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Rule 144.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of September 2024.

/s/ Karen Sims, M.D., PH.D.
KAREN SIMS, M.D., PH.D.